Exhibit 107

Calculation of Filing Fee Tables

SC TO-I/A

(Form Type)

THE KOREA FUND, INC.

(Exact Name of Registrant as Specified in its Charter)

Table 1 - Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	-	0.00014760	-

Fees Previously Paid	$15,960,094.95 (a)		$2,355.71 (b)

Total Transaction Valuation	$15,960,094.95

Total Fees Due for Filing			$2,355.71

Total Fees Previously Paid			$2,355.71

Total Fee Offsets			-

Net Fee Due			$0.00

(a)

The transaction value is calculated as the aggregate maximum purchase price to be paid for Shares in the offer. The fee of $2,355.71 was paid in full in connection with the filing of the Schedule TO-I/A by The Korea Fund Inc. (File No. 005-36819) on September 17, 2024. This is the final amendment to the Schedule TO and is being filed to report the final results of the offer.

(b)	Calculated at $147.60 per $1,000,000 of the transaction value.